Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 139-A-I dated February 11, 2010	Term Sheet to Product Supplement No. 139-A-I Registration Statement No. 333-155535 Dated February 19, 2010; Rule 433

Structured Investments	$ Return Notes Linked to the PUTSM Index due May 26, 2010

General

  Payment is linked to the PUTSM Index, less an issuer’s fee of 0.60%, as described below. You may lose some or all of your investment. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing May 26, 2010†
  Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof
  The notes are expected to price on or about February 19, 2010 and are expected to settle on or about February 24, 2010.

Key Terms

Index:	CBOE S&P 500 PutWrite IndexSM (the “PUTSM Index” or the “Index”)
Payment at Maturity:

Payment at maturity will reflect the performance of the Index, less an Issuer’s Fee of 0.60%. The principal amount of your notes will be fully exposed to any decline in the Index. Accordingly, at maturity, you will receive an amount calculated as follows:

$1,000 x [1 + (Index Return – 0.60%)]
If the calculation above produces a number that is less than zero, the payment at maturity will be zero.
You will lose some or all of your investment if the PUTSM Index declines at all or increases by less than 0.60%.
Issuer’s Fee:	0.60%. Accordingly, you will lose some of the principal amount of your notes if any positive Index Return is less than 0.60%.
Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level, calculated as follows:
Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date
Ending Index Level:	The Index closing level on the Observation Date
Observation Date:	May 21, 2010†
Maturity Date:	May 26, 2010†
CUSIP:	48124AHX8
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 139-A-I.

Investing in Return Notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the accompanying product supplement no. 139-A-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement no. 139-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on page PS-11 of the accompanying product supplement no. 139-A-I.

(2)	Please see “Supplemental Plan of Distribution” in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

February 19, 2010

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 139-A-I dated February 11, 2010. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 139-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 139-A-I dated February 11, 2010:
  http://sec.gov/Archives/edgar/data/19617/000089109210000546/e37761_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and graph illustrate the hypothetical total return at maturity on the notes. The hypothetical total returns set forth below assume an Initial Index Level of 980 and reflect the Issuer’s Fee of 0.60%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return	Payment at Maturity per $1,000 Principal Amount Note

1960.00	100.00%	99.40%	$1,994.00
1715.00	75.00%	74.40%	$1,744.00
1470.00	50.00%	49.40%	$1,494.00
1274.00	30.00%	29.40%	$1,294.00
1176.00	20.00%	19.40%	$1,194.00
1078.00	10.00%	9.40%	$1,094.00
1029.00	5.00%	4.40%	$1,044.00
1004.50	2.50%	1.90%	$1,019.00
985.88	0.60%	0.00%	$1000.00
984.90	0.50%	-0.10%	$999.00
980.00	0.00%	-0.60%	$994.00
931.00	-5.00%	-5.60%	$944.00
882.00	-10.00%	-10.60%	$894.00
784.00	-20.00%	-20.60%	$794.00
686.00	-30.00%	-30.60%	$694.00
588.00	-40.00%	-40.60%	$594.00
490.00	-50.00%	-50.60%	$494.00
392.00	-60.00%	-60.60%	$394.00
294.00	-70.00%	-70.60%	$294.00
196.00	-80.00%	-80.60%	$194.00
98.00	-90.00%	-90.60%	$94.00
0.00	-100.00%	-100.00%	$0.00

JPMorgan Structured Investments — Return Notes Linked to the PUTSM Index	TS-1

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 980 to an Ending Index Level of 1029. Because the Ending Index Level of 1029 is greater than the Initial Index Level of 980, the investor receives a payment at maturity of $1,044 per $1,000 principal amount note, calculated as follows:

$1,000 x [1 + (5% – 0.60%)] = $1,044

Example 2: The level of the Index decreases from the Initial Index Level of 980 to an Ending Index Level of 931. Because the Ending Index Level of 931 is less than the Initial Index Level of 980, the investor receives a payment at maturity of $944 per $1,000 principal amount note, calculated as follows:

$1,000 x [1 + (-5% – 0.60%)] = $944

Example 3: The level of the Index increases from the Initial Index Level of 980 to an Ending Index Level of 984.90.  Although the Ending Index Level of 984.90 is greater than the Initial Index Level of 980, because the Index Return of 0.50% is less than the Issuer’s Fee of 0.60%, the investor receives a payment at maturity of only $999 per $1,000 principal amount note, calculated as follows:

$1,000 x [1 + (0.50% – 0.60%)] = $999

Selected Purchase Considerations

  INVESTMENT EXPOSURE TO THE CBOE S&P 500 PUTWRITE INDEXSM — The notes provide the opportunity to participate in the appreciation of the PUTSM Index, minus an Issuer’s Fee of 0.60% at maturity. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  THE PUTSM INDEX — The PUTSM Index is a benchmark index designed to track the performance of a hypothetical investment strategy, which we refer to as the PUT strategy, that overlays short put options on the S&P 500® Index (“SPX puts”) over a money market account. The PUT strategy hypothetically invests cash at one- and three-month Treasury Bill rates and hypothetically sells a sequence of one-month at-the-money SPX puts. The number of SPX puts is set such that the value of the Treasury Bills is sufficient to fund any obligations under the SPX puts resulting from downturns in the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information on the PUTSM Index and the S&P 500® Index, see the information set forth under “The CBOE S&P 500 PutWrite IndexSM“ and the “S&P 500® Index,” respectively, in the accompanying product supplement no. 139-A-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 139-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as short-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in December 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other

JPMorgan Structured Investments — Return Notes Linked to the PUTSM Index	TS-2

guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the PUTSM Index, the S&P 500® Index, any Treasury Bills or any of the component securities of, or any options on, the S&P 500® Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 139-A-I dated February 11, 2010.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes is linked to the performance of the PUTSM Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be fully exposed to any decline in the Ending Index Level as compared to the Initial Index Level. In addition, you may lose some of your investment at maturity even if the Ending Index Level is greater than the Initial Index Level as described below in the next risk consideration.
  THE ISSUER’S FEE WILL REDUCE YOUR FINAL PAYMENT — The notes are subject to an Issuer’s Fee of 0.60%, which will be subtracted from the Index Return in calculating your payment at maturity.  The Issuer’s Fee will increase any loss you will suffer if the Index Return is negative or zero.  In addition, even if the Index Return is positive, because the Issuer’s Fee will reduce your payment at maturity, you will lose up to $6.00 per $1,000 principal amount note if the Ending Index Level is greater than the Initial Index Level by less than 0.60%.
  BECAUSE THE PUTSM INDEX REFLECTS A PUT STRATEGY, YOU WILL HAVE NO PARTICIPATION IN ANY APPRECIATION OF THE S&P 500® INDEX — Your return will not reflect the return you would realize if you owned the equity securities underlying the S&P 500® Index because the PUTSM Index measures the return of a hypothetical put strategy applied to the S&P 500® Index rather than simple ownership of the equity securities underlying the S&P 500® Index. The strategy measured by the PUTSM Index consists of hypothetically investing cash at one- and three-month Treasury Bill rates and selling a sequence of one-month at-the-money put options on the S&P 500® Index. Because the put options on the S&P 500® Index will nominally be exercised only if the S&P 500® Index declines below the strike price of the options, the strategy does not give you participation in any increases in the S&P 500® Index. Instead, the level of the PUTSM Index will be based on the value of the hypothetical Treasury Bill portfolio, which is financed in part by the put premiums received, minus the mark-to-market value of the put options. There are many possible scenarios for which an investment in the equity securities underlying the S&P 500® Index would provide a higher return on the maturity date than an investment in the notes.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.’s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the Issuer’s Fee and the estimated cost of hedging our obligations under the notes.  As a result, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends, put premiums or other distributions or other rights that holders of the instruments composing the PUTSM Index or the S&P 500® Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  WE ARE CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE S&P 500® INDEX — We are currently one of the companies that make up the S&P 500® Index. To our knowledge, we are not currently affiliated with any other issuers the equity securities of which are included in the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing

JPMorgan Structured Investments — Return Notes Linked to the PUTSM Index	TS-3

  these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES —In addition to the level of the Index on any day, which is based on the applicable Treasury Bill rates and the value of the put options on the S&P 500® Index underlying the Index, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the S&P 500® Index;
    the expected volatility in the Treasury Bill rates;
    the time to maturity of the notes and to the next option “roll” date of the Index;
    the dividend rate on the equity securities underlying the S&P 500® Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.
  Factors that may affect the Treasury Bill rates include:
    supply and demand of one- and three-month Treasury Bills;
    general economic, financial, political or regulatory conditions;
    monetary policies of the Federal Reserve Bank, changes in the Federal funds rate and changes in the shape of yield curve; and
    inflation and expectations concerning inflation.

JPMorgan Structured Investments — Return Notes Linked to the PUTSM Index	TS-4

Historical Information

The first graph below sets forth the historical weekly performance of a hypothetical $1,000 investment in the PUTSM Index and a hypothetical $1,000 investment in the S&P 500® Total Return Index from March 7, 1997 through February 12, 2010. The S&P 500® Total Return Index is a measure of the total return of the stocks comprising the S&P 500® Index that includes dividends by adding the daily indexed dividend returns on those stocks to the daily price change of the S&P 500® Index. In each case, the performance of the hypothetical $1,000 investment is reported excluding any fees or other deductions that could be applicable to an actual investment linked to the PUTSM Index or the S&P 500® Total Return Index, such as the 0.60% Issuer’s Fee applicable to the notes.

The second graph below sets forth the historical performance of the PUTSM Index based on the weekly Index closing level from March 7, 1997 through February 12, 2010. The Index closing level on February 18, 2010 was 976.38. We obtained the Index closing levels, the closing levels of the S&P 500® Total Return Index and other information below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the PUTSM Index do not reflect the 0.60% Issuer’s Fee included in an investment in the notes and should not be taken as an indication of future performance. No assurance can be given as to the Index closing level on the Observation Date. We also cannot give you assurance that the performance of the PUTSM Index will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission, that reflects a portion of the Issuer’s Fee, that will depend on market conditions on the pricing date. In no event will that commission exceed $3.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-28 of the accompanying product supplement no. 139-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees, each of which reflects a portion of the Issuer’s Fee, exceed $3.00 per $1,000 principal amount note.

JPMorgan Structured Investments — Return Notes Linked to the PUTSM Index	TS-5